AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

September 26, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Giugliano
Joel Parker
Scott Anderegg
Donald Field

Re:	AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C
Registration Statement on Form F-1, as amended
File No. 333-284789

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

Very truly yours,

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

By:	/s/ Zhengang Tang
	Name:	Zhengang Tang
	Title:	Chief Executive Officer